CPF No. 014.933.487-79
I.S.S. No. 247.742-4
JUCERJA No. 205

RUA FIGUEIREDO DE MAGALHÃES 285/901
COPACABANA – TELEFONE: 3217-0391
RIO DE JANEIRO – CEP: 22031-011

DAYSE PATRICIA ALVES BOECHAT
TRADUTORA PÚBLICA JURAMENTADA E INTÉRPRETE COMERCIAL

I, the undersigned, Sworn Public Translator and Commercial Interpreter in and for the City and State of Rio de Janeiro, Federative Republic of Brazil, appointed by the Board of Trade of Rio de Janeiro and registered therein under No. 205, hereby CERTIFY that a document written in Portuguese was submitted to me for translation into English, which I undertake in my official capacity, as follows:

<u>TRANSLATION No.</u>: 3.710

AGREEMENT FOR THE PROVISION OF GENERAL MINING SERVICES AND OTHER COVENANTS ....

between ....

MINERAÇÃO AURIZONA S.A. ....

and ....

U & M MINERAÇÃO E CONSTRUÇÃO S/A ....

MARANHÃO 2018 ....

AGREEMENT FOR THE PROVISION OF GENERAL MINING SERVICES AND OTHER COVENANTS ....

In the capacity of CONTRACTING ENTITY: ....

MINERAÇÃO AURIZONA S.A., a private-law legal entity, organized in the form of a joint-stock corporation, through its branch registered with the Corporate Taxpayer Identification under No. 42.422.048/0002-19, State Registry No. 122399870, with an address at AV. Principal S/N - Zona Rural, Vila Aurizona, Godofredo

Viana - MA, CEP 65285-000, herein duly represented by its legal representatives, hereinafter denominated simply "CONTRACTING ENTITY"; ....

and ....

In the capacity of CONTRACTOR: ....

U & M MINERAÇÃO E CONSTRUÇÃO LTDA., a private-law legal entity, organized in the form of a joint-stock corporation, Corporate Taxpayer Identification No. 18.540.906/0001-64, with an address at Av. Marechal Câmara No. 160, Suite 1518a, Edificio Orly - District: Centro, CEP 20.020-080, Rio de Janeiro - RJ, hereinafter denominated simply "CONTRACTOR". ....

WHEREAS: ....

(i) CONTRACTING ENTITY is the sole and rightful owner of the mining rights arising from Mining License No. 1201/88, materialized in the proceeding at the National Department of Mineral Production ("DNPM") No. 800.256/78, published in the Federal Official Gazette of October 4, 1988, related to the Aurizona Project, located in the Municipality of Godofredo Viana, State of Maranhão; ....

(ii) the Aurizona Project began the production of gold in June 2010, and produced 285,817 ounces up to December 31 2014. However, the works of mining were formally suspended in August 2015, in accordance with

prior approval from the DNPM, following which works of reevaluation were implemented so as to allow resumption of the mining activities; ....

(iii) CONTRACTOR has vast and well-known experience in the mining sector, has visited to site and knows the Aurizona Project, and has full technical, legal and economic capacity to render the services necessary for development of the Aurizona Project; and ....

(iv) CONTRACTING ENTITY is interested in the implementation of an agreement for provision of services of part of the mining activities as part of its future mining plan for the Aurizona Project; ......

the Parties have fairly contracted to enter into this Agreement for the Provision of General Mining Services and Other Covenants (the "Agreement"), which will be governed by the following clauses and conditions: .....

I. FIRST CLAUSE - DOCUMENTATION ....

1.1. The copy of the following documents, duly initialed and signed by the Parties and attached at the end, will be considered to all intents and purposes an integral part of this AGREEMENT: ....

SCHEDULE I - Descriptive Memorandum of the Detailed Scope of the Services; ....

SCHEDULE II - Performance Schedule; ....

SCHEDULE III - Chart of Quantities and Prices; ....

SCHEDULE IV - Description of the Area of the Aurizona Mine ("Mine"); ....

SCHEDULE V - Consolidated Commercial Proposal, dated 02/02/2018 ....

SCHEDULE VI - CONTRACTING ENTITY'S Corporate Policies;

SCHEDULE VII - Performance Indicators; ....

SCHEDULE VIII - Insurance. ....

1.2. In the event of any operational disagreement between the provisions of the documents Attached and the clauses of this Agreement, the provisions of the Agreement shall prevail. ....

1.3. The Attached documents and this Agreement expressly supersede all prior understandings existing between the Parties during the phase of negotiation, whether verbal or written. ....

2. SECOND CLAUSE - PURPOSE ....

2.1. The purpose of this Agreement is the provision of general mining services by CONTRACTOR, with drilling, breakdown, loading and transportation of ore and waste to the crusher, waste pile or ore pile of Mineração Aurizona, with the provision of direct and indirect manpower, materials, light and heavy equipment and all resources necessary for the mobilization, demobilization and installation of structures for operation of the Mine, as per the scope stated in this

Second Clause and the specifications defined in Schedule I - Descriptive Memorandum of the Detailed Scope of the Services, hereto (the "Services"). ....

2.1.1. The Services are detailed below, divided into two parts, which correspond to the two parts of the Aurizona Project, namely: ....

(i) Part 1 – Pre-production (ore and waste) and Operational Support, known in the mining plan as the Year of Pre-Production (Year -1), with a period of 9 months (which period is to start within 2 months from signature of this Agreement). ....

(ii) Part 2 – Mining Services, known in the mining plan as Year 1 through 7, with a period of 80 months (upon completion of Part 1, any personnel and equipment necessary to start Services of Part 2 shall be mobilized so Part 2 may start immediately upon completion of Part 1). ....

2.2. Part 1 – Year of pre-Production (Year -1). The Services of this period encompass the construction of new accesses, improvement of the current accesses, drilling and breakdown of material, deposition of ore in the ore yard, deposition of waste in waste stations determined in the mining plan to be generated by CONTRACTING ENTITY, and mining of material for the base of the road. ....

CPF No. 014.933.487-79
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JUCERJA No. 205

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2.3. The file "TREK Contractor Haulage report - FS v5_AJUSTADO.xlsx" as received by CONTRACTOR on 16 Oct 2017, which is an integral part of Schedule I, contains the monthly information on volumes and tons of this period, classified into waste and ore, lithology, origin, destination and transportation profile for all the activities listed in this item. ....

2.3.1. CONTRACTING ENTITY will generate a monthly planning of mining, which will be detailed at weekly level, and this planning will be used as reference for performance of the mining, deposition of the waste material and construction and/or maintenance of the accesses of the Mine, having as a reference the file "TREK Contractor Haulage report - FS v5_AJUSTADO.xlsx".

2.4. The Services corresponding to Part 1 (Pre-Production) are detailed as follows: ....

2.4 (A): Preparation of the new accesses and improvement of the existing mine access: ....

(i) Two new accesses and five improvements of accesses will have to be executed in accordance with the drawing in the file "17.09.14 Road Construction Package FS_v0.xlsx", as received by CONTRACTOR on 28 Sep 2017 tab "Road Design" with the quantities specified in that same file, tab "Road Construction Quantities". ....

(ii) The material used as a base for the construction

of road shall be compacted using a road roller, SINGLE DRUM VIBRATORY ROLLER DYNAPAC CA5000PD or equivalent. .

(iii) Rock for the bases of the accesses shall be used from a potential quarry located on the property of the Aurizona Mine, to the Northeast of the Piaba pit. In the file mentioned above, the size and volume of rocks for paving the road are quantified. ....

(iv) A mobile crushing station shall be supplied by CONTRACTOR and shall be positioned at the quarry close to the "Boa Esperança" Waste Pile. CONTRACTOR shall crush material for covering to be used to build new accesses and maintenance of the present accesses. This material shall be crushed according to the volume and size required in the tabs "Road Design and Road Construction Quantities". Handling the crushed material and rock around the crusher, the loading, transportation and application of the crushed material up to an average transportation distance (DTM) of 2 km (two kilometers) and the transport of diesel to the crusher are CONTRACTOR'S responsibility. ....

(v) A summary of the forecasts of improvements and constructions of new roads is shown in Table 2.4(A) below: ....

Table 2.4(A) – Summary of constructions and improvements of access routes and roads: ....

Details of improvements and new roads	**Name of road**	**Meters**
Improvement 1	Northern ramp	270
Improvement 2	Northern branch - ore	156
Improvement 3	Northern branch - waste	230
Improvement 4	Southern branch	254
Improvement 5	Southeast corner	142
New 1	North road	2008
New 2	South road	2914
Total		**5,974**

2.4 (B) Mining of ore and waste (Year -1): Mining of 2.3 million BCM of material for developing the Piaba pit in a period of 09 (nine) months, counting from the conclusion of mobilization, and all supporting activities to provide mining based on best practices: .

(a) operational spacing between mining embankments; ...

(b) maintenance of cargo areas and roads; ....

(c) tipping at locations for waste or ore; ....

(d) maintenance of the deposit site; ....

(e) construction of safety berms; ....

(f) construction of drainages inside the Mine; ....

(g) lighting the deposit areas for night shifts; and ..

(h) all other activities related to mining, which exception to the lowering of the water bed. ....

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2.5. The Services corresponding to Part 2 (Mining) are detailed as follows: ....

2.5.1. The Services that make up part of the scope of Part 2 may be summarized as drilling, breakdown, loading and transportation (mining) or ore and waste, feeding the crushing, deposition of ore in the ore yard, deposition of waste in the waste deposits, as determined by the mining plan to the provided by CONTRACTING ENTITY. The timeframe to execute and conclude these services is 80 months counting from the conclusion of Part 1 (Pre-Production). ....

2.5.2. The file "TREK Contractor Haulage report - FS v5_AJUSTADO.xlsx", an integral part of Schedule 1, contains the monthly, quarterly and annual information on the volumes and tons of this period, classified into waste and ore, lithology, origin, destination and profile of transportation for all the activities listed in this Clause 2.5. Notwithstanding the documentation appearing in Schedule 1, the Services of Part 2 may be detailed as follows: ....

2.5.3. Complete Mining Service. With the conclusion of Part 1, CONTRACTOR will be required to mine ore and waste based on the LOM for Years 1 - 7 (Part 2) according to the mining planning that will be furnished by CONTRACTING ENTITY, including: (i) Mining of 52.0

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million BCM of wastes for the waste piles; (ii) Mining of 7.6 million BCM of ore for the crusher or ore yard; and (iii) Hauling 1.8 million BCM from the ore yard to the crusher (quantities estimated). ....

2.5.4. As detailed in the Seventh Clause, Contactor's responsibilities include, but are not limited to: .....

(a) All drilling of production and its consequent breakdown, from removal of the explosive and accessories from the CONTRACTING ENTITY'S magazines until their application. ....

(b) All need for movement of material mined related to the construction of temporary and permanent ramps, internal accesses and their respective maintenance, both at the pits and the waste deposits; and ....

(c) Installation and management of CONTRACTOR'S immediate worked areas in piles of waste and yards of ore. ....

(i) The following are part of the scope of drilling and breakdown, the dimensioning of the drilling grid (as per a grid already determined in this Agreement), preparation of a plan of drilling and breakdown (with spacing, separation, undercutting, drilling, plugging and other factors/dimensions), location in the field, transportation of explosives and accessories, accompanying charging the breakdown holes with

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explosives, tying-up the holes and starting the breakdown, also its seismic and granulometric control.

(ii) CONTRACTING ENTITY will provide only the sites and their respective breakdown sequences. All topographical location in the field for drilling and breakdown, and also its planning and execution, are CONTRACTOR'S responsibility. CONTRACTING ENTITY shall authorize, prior to its change, in writing, any change to the parameters of drilling and breakdown that are established in this Agreement and its Schedules. The maximum granulometry of the material broken down is determined by the measure of the inlet of the crusher, which is 700mm; - the crusher is of the METSO brand, model C120. ....

(iii) CONTRACTOR shall arrange for the cleaning and preparation of the material and the breakdown area for its respective loading and transportation. ....

(iv) Material broken down of a size above that specified for the inlet to the crusher, known as "mataco" ("lumps") shall be separated in front of the mining, placed at a suitable location, and reduced to the correct size through the use of a hydraulic breaker. In no circumstance may this material be sent to the crusher, and if any failure should occur, CONTRACTOR will be responsible for its urgent removal,

while the loss of production in crushing may deducted from CONTRACTOR'S measurement. ....

(vii) All activities of this Clause 2.5 shall be concluded within a period of 80 months for Part 2, as stated in the Third Clause, and shall include all supporting activities to provide mining based on best practices, such as: ....

(a) operational spacing between mining embankments; ...

(b) maintenance of cargo areas and roads; ....

(c) tipping at locations for waste or ore; ....

(d) maintenance of the deposit site; ....

(e) construction of safety berms ....

(f) construction of drainages inside the Mine; ....

(g) lighting the deposit areas for night shifts; and ..

(h) all other activities related to mining, which exception to the lowering of the water bed. ....

(viii) This work encompasses the loading and transportation of the quantities described in the file "TREK Contractor Haulage report - FS v5_AJUSTADO.xlsx", an integral part of Schedule 1, with information on volumes and tons per period, classification into waste and ore, lithology, origin, destination and transportation profile for the entire volume of the activity. The file "Trek Mining Haulage Profiles and Sequence - FS v5.ppts", likewise an integral part of

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Schedule 1, shows all transportation, on an annual basis, location of piles of waste and ore yard for the same item, for reference. ....

2.6. Also an integral part of the Services is the maintenance by CONTRACTOR of all accesses and routes specified herein, including all accesses within CONTRACTOR's area of operation, access to all the berms, principal ramps, temporary ramps, operational internal drainage, mining fronts, drilling fronts, breakdown fronts, preparation of mining fronts, tipping points for the pits of Piaba, Piaba Leste, Boa Esperança and the source of rocky material close to Piaba Leste, deposits of waste and ore piles and the primary crushing hopper yard. ....

2.7. Table 2.7 below specifies the parameters of drilling and breakdown, divided into ore and waste. All quantities of breakdown specified by lithology may be found in the file "Trek Mining Haulage Profiles and Sequence - FS v5.ppts", an integral part of Schedule 1.

Table 2.7 - Specification of the Drilling Pattern .....

		Ore	Waste
Diameter of the breakdown hole	mm	127	127
Height of embankment	M	6	6
Undercutting	M	1.1	1.2

Spacing of Grid	M	4.3	4.5
Separation of Grid	M	3.7	3.9
Depth of Hole	M	7.1	7.2
Plug	M	2.6	2.7

2.8.General information on the project. Table 3.1 below contains the general parameters of the pit and ramps, by material characteristic. ....

Table 3.1 - Parameters of pit and ramps ....

		Laterite	**Saprolite**	**Hard Saprolite**	**Rock**
Height of embankment	m	6	6	6	6
Spacing of berm	every so many meters	6	6	6	18
Width of berm	m	5	3.5	5.7	8.1
Face angle	degrees	55	67	75	75-80

5

Ramp	**Inclination**	**Working width (m)**
Pit	10%	17.1
Waste deposit	8%	17.1

2.9. Construction of the waste deposits. The project will have 4 Waste Deposits, and at the end of the

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project the North Waste Deposit is to join the West Waste Deposit (at end 3): ....

(a) North/West waste deposit; ....

(b) South waste deposit; and ....

(c) Boa Esperança waste deposit. ....

2.9.1. CONTRACTOR shall use the files Final Report, Technical Specification and Drawings (integral parts of Schedule I) and Quantity Spreadsheet (integral part of Schedule III), for constructing the waste deposits. Schedule I contains the listing of all files referring to the construction of each deposit. ....

3. THIRD CLAUSE – TERM AND EFFECTIVENESS ....

3.1. Save for the possibility of accelerated termination, pursuant to Clause 15, the effective term of this Agreement will be up to 91 (ninety-one) months, counting from the date of its signature and will include the periods of mobilization, final measurements, conclusion of the services, demobilization and final acceptance. ....

3.1.1. The Agreement is subdivided into 2 (two) months for mobilization, 9 (nine) months for Part 1 and 80 (eighty) months for Part 2, including demobilization and final acceptance, as detailed in Schedule II – Performance Schedule. ....

4. FOURTH CLAUSE – PRICE ....

4.1. The Services will be performed under a piecework regime at unit prices, as duly stated in Schedule III – Chart of Quantities and Prices, which sets out, clearly, the prices with and without applicable taxes, duties, fees and contributions. ....

4.2. For the faithful and full performance of the contractual obligations referring to the Services actually rendered and accepted, CONTRACTING ENTITY will pay to CONTRACTOR the prices, as stated in Schedule III – Chart of Quantities and Prices. ....

4.2.1. The unit prices indicated on each line of Schedule III include all costs and expenses, direct and indirect, necessary for the complete and punctual performance of the Services and fulfillment of all the obligations stated herein, including, although not limited to, the cost of use of equipment, consumption of materials, manpower, skilled or not, social security contributions, all burdens and charges arising from the social and labor legislation, mobilization and demobilization, insurance and guarantees required by law and/or established herein, all fiscal and quasi-fiscal contributions and taxes due upon the Services, invoicing and payment of the respective remuneration. .

4.2.2. The quantities of Services estimated in SCHEDULE III may vary, to greater or lesser, and also among the

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various items existing, provided that the total estimated amount of the Contract, as readjusted, does not exceed the threshold of 20% (twenty per cent) for more or less. In case such threshold is exceeded, both Parties shall negotiate in good faith, based on the prices established in SCHEDULE III. ....

4.2.3 In case during the performance of the Contract, upon CONTRACTING ENTITY's request (i) there is a positive variation in the quantities and/or request to increase production in levels exceeding 20% (twenty per cent) in relation to the quantities originally established in SCHEDULE III, and; (ii) such increase (as required by CONTRACTING ENTITY) triggers the need to mobilize (by CONTRACTOR) additional machinery or personnel, the shall negotiate such increases in terms of price and time in good faith, based on the prices provided in SCHEDULE III. ....

4.3. CONTRACTOR may not seek any addition to the prices for any failures or omissions that may be verified in its proposal, including the amounts appearing in SCHEDULE III. ....

4.4. The parties will reestablish the prices of the services, after a period of 12 (twelve) months, counting from the month of October 2017, that is to say, based on the totality of services addressed in the

measurement of November 2018, inclusive and subsequent, according to the readjustment formula below. The unit Prices appearing in the Chart of Quantities and Prices has a base-date of October 2017, and shall be readjusted as described below: ....

4.4.1. Services of Hauling Waste and Ore. The unit prices appearing in the Chart of Quantities and Prices will be readjusted every 12 months, taking as reference base-month the month of October 2017, and the unit prices in November 2018 shall be readjusted, taking as a reference the indices of November 2017 through October 2018, as per the formula below, to be applied to the value P0: ....

Table 4.1: ....

Description	Percentage	Index for readjustment
Manpower	[redacted]	As per readjustment defined in a Collective Bargaining Agreement signed between Contractor (through its own Union) and the "Federação dos Trabalhadores na Indústria da Construção e do Mobiliário do Estado do Maranhão" (the federation

		to which CONTRACTOR's employees are affiliated).
Sundry (Indirect costs, filters, lubes, meals, domestic tires and parts)	[redacted]	IPCA (Consumer Price Index)
Machines and Equipment	[redacted]	Variation of the U.S. dollar, as per Clause 4.4.2 below.

4.4.2. The percentage related [redacted] of the unit prices appearing in the Chart of Quantities of Prices for machinery and equipment listed above will undergo adjustments, given exchange variation. The effect of foreign exchange variation will be calculated quarterly. ....

(a) The adjustment will be deemed necessary whenever the average quotation of the dollar – reference base – PTAX dollar sale rate – Central Bank – [redacted], assessed by the quarterly average quotation. ....

(b) The percentage value (c) obtained by the division (a) of the average quarterly quotation, in reais, of

the reference base dollar - PTAX dollar sale rate - Central Bank, in the period of measurement, [redacted] ....

(c) the premise for application of exchange variation will only be applied when the variation is greater than [redacted] from one quarter to the other. ....

(d) For the trigger of [redacted] with a base dollar [redacted], if the dollar quotation goes up [redacted] the prices will be readjusted by [redacted] multiplied by [redacted], resulting in an increase of approximately [redacted] in the unit prices. ....

(e) The other [redacted] of the parametric formula will be readjusted every 12 months, based on the annual variation of the indices, described in the table above, considering the value p0. ....

(f) Upon the occurrence of a first foreign exchange adjustment as per above, a subsequent adjustment shall be calculated over the base-dollar as adjusted. For instance, upon a [redacted] variation over the base-dollar of [redacted] the first adjustment will occur. Thus, for a subsequent adjustment, the minimum average variation of [redacted] shall be calculated over the adjusted amount of R$ [redacted], to be applied over the readjusted

unitary prices. ....

4.4.3. Roads, Mobilization and Demobilization of People and Equipment, General Expenses and Infrastructure for the Worksite. ....

(a) The prices will be readjusted every 12 months, taking as a reference basis the month of October 2017, and the unit prices in November 2018 shall be readjusted, taking as a reference the indices of November 2017 through October 2018. ....

(b) After each period of 12 months, counted as from signature of this Agreement, with this date taken as reference, the unit prices shall be readjusted as per Table 4-2. ....

Table 4-2: ....

Description	Percentage	Index for readjustment
Manpower	[redacted]	As per readjustment defined in a Collective Bargaining Agreement signed between Contractor (through its own Union) and the "Federação dos Trabalhadores na Indústria da Construção e do Mobiliário do Estado do Maranhão" (federation to

		which CONTRACTOR's employees are affiliated).
Sundry (Indirect costs, filters, lubes, meals, domestic tires and parts)	[redacted]	IPCA (Consumer Price Index)

4.5 The readjustments provided in Section 4.4 above shall be calculated by CONTRACTOR and submitted to CONTRACTING PARTY (together with proper evidence deemed necessary) for verification and confirmation. CONTRACTING PARTY will have 5 business days to confirm the claimed readjustments or to request additional information. ....

5. FIFTH CLAUSE – MEASUREMENT OF THE SERVICES ....

5.1. CONTRACTOR will perform measurement of the Services monthly. The measurement will be based on the measurement bulletin, which shall correspond to the items and quantities stated in SCHEDULE III – Chart of Quantities and Prices and will contain, among other necessary information: (i) volume (m3) of mining in situ by topographical survey/assessment of the mining fronts performed by CONTRACTING ENTITY and duly validated by CONTRACTOR (the presentation of an independent assessment by CONTRACTOR being allowed) and

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(ii) statement of quantities performed by CONTRACTOR for other cases in which item (i) above is not applied, always, in both cases, by reconciliation of data by the geology team from CONTRACTING ENTITY'S mine (lithological information and physical characteristics of the waste will be provided by the geology technical team from the mine)..................................

5.2. Each measurement will cover a period from the 21st to the 20th of each month. ....

5.2.1. The first measurement will be counted from the starting date up to the last 20th [sic] of the month. .

5.2.2. The measurement addressed in this item shall be submitted to CONTRACTING ENTITY no later than the third day after the 20th, accompanied by all the proofs of the items measured. ....

5.2.3. Any items that may be, with prior agreement from CONTRACTING ENTITY, furnished by it to CONTRACTOR, shall be deducted monthly from CONTRACTOR'S measurement, according to the monthly quantity consumed and validated by the Parties. Meals provided on behalf of CONTRACTING ENTITY to CONTRACTOR'S employees that are consumed in the CONTRACTING ENTITY'S canteen will be deducted monthly from the Measurement Bulletin. ....

5.2.4. Together with the measurement, CONTRACTOR shall present copies of the following proofs, referring to

the employees assigned to performance of the services of this Agreement, presenting upon termination of the Services the receipt related to the month prior to the month of accrual of such measurement: ....

(i) proof of payment of wages; ....

(ii) receipts proving payment of FGTS (Government Mandatory Severance Pay Fund) and INSS (Social Security) related to the previous month; ....

(iii) social security forms issued by CONTRACTOR; .....

(iv) proofs of conducting medical examinations on hiring, periodical or on dismissal, in cases where appropriate; ....

(v) other documents specified in the technical requisition. ....

5.3. Failure to present the proofs mentioned in the above clauses will imply non-approval of the measurement bulletin, which fact will last until compliance with this requirement by CONTRACTOR. ....

5.4. Failure to prove by CONTRACTOR, whenever required by CONTRACTING ENTITY, full compliance with the Regulatory Standards of the Ministry of Labor, and/or Regulatory Mining Standards (NRMs) of the DNPM, applicable to the Aurizona Project and/or of CONTRACTOR's responsibility, or any technical standards of any regulatory body for mining, will also imply non-

approval of the measurement, which fact will last until compliance with this requirement by CONTRACTOR, with advance notice of 28 (twenty eight) days for making such payment. ....

5.5. CONTRACTING ENTITY will release, totally or in part, the respective Measurement Bulletin, and will issue the Authorization to Invoice within 05 (five) calendar days (exception to Sundays), if there is no difference or irregularity, counting from the date of receipt of the respective Measurement Bulletin. ....

5.5.1. In the event of difference or challenge by CONTRACTOR, the latter shall formalize its challenge by notification to CONTRACTING ENTITY and the due corrections will be made in a complementary measurement or in the measurement bulletin of the month following.

5.6. The originals of the documents mentioned in Clause 6.1 below shall be sent to CONTRACTING ENTITY. If it should be impossible for CONTRACTING ENTITY to retain the originals, CONTRACTOR may submit copies of same, provided these are previously checked by the Contract Manager. ....

5.6.1. CONTRACTING ENTITY will issue in writing, through the Contract Manager, the instructions as to presentation of the proofs referred to in Clause 6.1. .

5.7. If any item of measurement in the documents

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presented by CONTRACTOR should be impugned by the Contract Manager, he will release for payment only the uncontroversial part, sending to CONTRACTOR the list of items impugned and respective grounds. ....

5.8. For release of the portion challenged, CONTRACTOR shall submit its justification within a maximum of 02 (two) business days counting from receipt of the impugnation. During the period for evaluation of the impugnation and defense, no interest, monetary correction or penalty will be due on the controversial part of the payment, provided this CONTRACTING ENTITY's challenge is deemed valid. ....

5.8.1. CONTRACTING ENTITY, within 02 (two) business days from receipt of the justification from CONTRACTOR, will decide whether or not it accepts it, and if so, shall make the resulting adjustments using a Complementary measurement bulletin. ....

5.9. With the exclusive exception of topographical measurement of the various lithologies, which will be entrusted to CONTRACTING ENTITY and validated by CONTRACTOR (the presentation of an independent assessment by CONTRACTOR being allowed), CONTRACTOR is solely responsible for the truthfulness of the information provided during the process of approval of measurement. If at any time CONTRACTING ENTITY should

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find any non-conformity, CONTRACTOR will be liable for all costs for its correction. ....

5.10. Mere checking by CONTRACTING ENTITY will not release CONTRACTOR from the contractual obligations assumed by CONTRACTOR, especially those concerning labor, taxation and legal obligations, and also as to the technical quality of provision of the Services, regardless of checking, acceptance or termination of contract. ....

5.10.1. In the terms of this clause, the technical quality of provision of the Services will be verified by CONTRACTING ENTITY in accordance with the requirements and definitions described in Schedule VII - Performance Indicators. ....

[redacted]

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[redacted]...

6. SIXTH CLAUSE – INVOICING AND PAYMENT ....

6.1. Following release of the measurement bulletin and issuance of the Authorization to Invoice, CONTRACTOR will issue the appropriate billing document, in accordance with the current legislation, and submit it to CONTRACTING ENTITY within a maximum of 02 (two) days from the date of the Authorization to Invoice, along with the proofs of payment of social charges (settled receipts of payment of contributions to INSS, FGTS related to the month prior to the month of accrual, presenting, upon termination of the Services, the receipts related to the last month of accrual – in accordance with the current legislation) and ISS (Tax on Services) for the month immediately preceding, sending them to CONTRACTING ENTITY'S controller's department...

6.1.1. The first measurement shall be accompanied by proof of CONTRACTOR'S registration in ISSQN (Tax on Services) for the premises constituted in the

Municipality of performance of the Services. ....

6.1.2. The Invoice shall be issued by CONTRACTOR'S branch based in Godofredo Viana/MA, with the respective enrolments with Corporate Taxpayer, Municipal Registry and State Registry to be provided to CONTRACTING ENTITY by CONTRACTOR as soon as possible. ....

6.2. When CONTRACTING ENTITY, as a result of a specific municipal law, is obliged to withhold and pay-in ISSQN to the municipality where the Services are performed, the amount of tax withheld will be paid on a specific receipt and made available to CONTRACTOR for information, and deducted from the price contracted, regardless of payment of the same tax to the municipality where CONTRACTOR has its principal place of business. If the services are performed in more than one municipality, the withholding and subsequent payment will take place according to the proportion of performance in each one of them and according to the respective rates. ....

6.3. Provided the invoices, debit notes and documents that accompany them are in accordance with the Agreement and the administrative instructions issued by the Contract Manager, CONTRACTING ENTITY will make payment as stated in Clause 6.6, within 28 (twenty-eight) days running from the date of presentation of

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the invoices...

6.3.1. In the event of a change to the legislation related to bases for calculation and withholdings at source, and also the possible creation of new obligations of withholding at source, CONTRACTING ENTITY will make the withholdings at source according to the new rules applicable, regardless of prior notification. If the supervening rules should require modification of the form of issuing CONTRACTOR'S billing documents and invoices, contracting entity may refuse to receive them through a well-founded communication, within 72 hours after sending the billing document or invoice.........................

6.3.2. If, during the effective term of this Agreement there is a creation of new taxes, change of rates and/or change to the basis for calculation that increases, with proof, CONTRACTOR'S burden, the price originally agreed on will be reviewed so as to adapt the prices in proportion to the actual increase of costs..

6.4. If CONTRACTING ENTITY should find errors, faults or divergences in the documents referred to in this Clause, the timeframe for payment established in Clause 6.3 will be suspended until the date of regularization of the situation by CONTRACTOR, with no updating or

addition to the amounts invoiced. ....

6.5. If CONTRACTING ENTITY should find any irregularities in invoices already paid, provided this is duly proven, in up to 120 calendar days, counted as of the respective deposits, it shall notify CONTRACTOR, informing the amount paid unduly and will deduct this amount from the next payment. or in the event of a credit balance in favor of CONTRACTOR, inclusion of the balance identified shall be included in the next measurement to be paid by CONTRACTING ENTITY, or if there is no longer any measurement to be paid, CONTRACTING ENTITY shall make payment of the sum due within 10 (ten) days running, counting from the date of receipt of the notification. ....

6.6. Payments will be made by CONTRACTING ENTITY in the timeframe indicated in Clause 6.3, by credit at branch [redacted], at Bank: [redacted], and for all intents and purposes the Bank receipt will be considered proof of payment. The absence of any challenge by either of the parties within 120 (one hundred and twenty) calendar days counting from the date of the respective deposits shall characterize full, plain, general and irrevocable release, granted by CONTRACTOR to CONTRACTING ENTITY, in relation to the Services entered on the respective

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invoice, in which case CONTRACTOR will be entitled to no claim, under whatsoever heading, save for a claim for services performed and not paid. ....

6.6.1. In the event of a change of banking establishment or current account, CONTRACTOR shall communicate to the Contract Manager, a minimum of 30 (thirty) days in advance, the new establishment or new account, on pain of the deposit being made to the account previously indicated. ....

6.6.2. CONTRACTOR expressly waives the faculties of article 2 of Law No. 5474/68, and thus the extraction of a trade note from an invoice issued due to the Services rendered is forbidden. ....

6.7. CONTRACTING ENTITY may deduct, from the amount of the invoices, any indemnities and fines arising from this agreement, this also related to materials lost and damaged, through fault lato sensu, attributed with proof to CONTRACTOR or its agents, provided prior notification is sent to CONTRACTOR informing the event and setting a timeframe to overcome the fault. ....

6.8. Pursuant to Law 8.212/91, with the wording given by Law 9.711/98, and Federal Revenue Normative Instruction RFB IN No. 971/09, CONTRACTING ENTITY may withhold 11% (eleven per cent) of the amount of the services hereby contracted, paying-in this amount in

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favor of the National Institute of Social Security by way of contribution related to the contracting of services through assignment or manpower or piecework. .

6.9. To this end, CONTRACTOR will state separately on the invoice any sums due to it by way of supply of material, leasing of equipment or for any reason other than the provision of services, so that the withholding of such contribution does not fall on these amounts. ..

6.10. If the amounts of materials and equipment are not stated separately on the invoice, the withholding and payment will take as a basis for calculation the total amount of the invoice. ....

6.11. In the event of delays in payments of invoices, for reasons not imputable to CONTRACTOR, the amounts of the measurements and invoices will be subject to delinquent interest at the rate of [redacted] per month, pro rata die, a delinquent fine of [redacted] on the outstanding balance, with the addition of financial updating between the date foreseen for payment and the date of actual payment, updated according to the rates of the CDI (Interbank Certificate of Deposit), which will reflect the minimum cost of capital for CONTRACTOR. ....

7. SEVENTH CLAUSE - OBLIGATIONS OF CONTRACTING ENTITY:

7.1. The following constitute obligations and duties of

CONTRACTING ENTITY, without prejudice to others set forth in this Instrument and its Schedules: ....

7.1.1. To make payment of the price agreed on, in the manner, timeframe and terms established herein and in accordance with the measurement bulletin issued by CONTRACTOR monthly; ....

7.1.2. To furnish to CONTRACTOR: ....

(i) Weekly mining plans to be furnished by a technical team of CONTRACTING ENTITY; ....

(ii) The technical information on waste and ore (lithology, density, etc.) necessary for continuation of the mining subject of this Agreement; ....

(iii) The geo-technical parameters for development of mining and deposition, also the average distance of the waste to be hauled; ....

(iv) Area sufficient for deposition of the waste and ore to be hauled, subject of this Agreement; ....

(v) 01 internal extension and one VoIP telephone line for outside calls; ....

(vi) Internet for a maximum of 5 computers (3 desktops and 2 laptops), with the costs of the data packages the responsibility of CONTRACTING ENTITY. CONTRACTOR shall follow the CONTRACTING ENTITY'S rules and controls of access and speed limitations; ....

(vii) Towers, relays and frequencies for communication

by radio; ....

(viii) Stepped-down electrical energy (except for the mobile crushing station), coarse and potable water; ...

(ix) Explosives, accessories, storage of explosives (magazines) and Certificate of Registry with the Brazilian Army; ....

(x) Diesel oil and "Arla" (additive) in quantities necessary for the functioning of CONTRACTOR'S equipment within the specifications recommended by the manufacturer and observing the limits of consumption by type of equipment. The estimate of consumption of fuel for each period of the mining planning is in Schedule VII, for the entire effective term of the Agreement, while there may be a maximum variation of 2% (two per cent) and have quick-fill recipients of the "Wiggins" type among its equipment. CONTRACTOR shall detail the consumptions of diesel and Arla quarterly and annually after 10 days from delivery of the monthly mining plan for these periods, but a variation of 2% (two per cent) between them must be maintained, except in the event of a change of Average Transportation Distance (DMT) or any other amendments to the mine's operational parameters caused or requested by the CONTRACTING ENTITY. Filling will be at a fixed filling station, designated, inside the Mine (as the area of the Mine is

described in Schedule IV - Description of the Aurizona Mine). Management of the station will be the responsibility of CONTRACTING ENTITY. Mobile equipment, articulated trucks, tipper trucks, among others, may fill up directly at the CONTRACTING ENTITY'S filling station. The rules for payment of penalties and bonuses are described in Schedule VII. ....

(xi) Topographical surveys for calculation of volume, regularly, which shall be used by CONTRACTOR as a basis for invoicing (the presentation of an independent assessment by CONTRACTOR being allowed); ....

(xii) Station for supplying water for tanker-trucks; ..

(xiii) Ambulance and out-patients clinic; ....

(xiv) Security for the entire perimeter of the facilities and infrastructure of the site of the Mine;

(xv) Forest-clearing services, plus the respective licenses from the agencies responsible; ....

(xvi) Concrete and its application; ....

(xvii) Pumps, connecting pipes and other materials for CONTRACTING ENTITY'S management of surface waters; ....

(xviii) Sewage treatment station; ....

(xix) Geotechnical monitoring of the pit and waste deposits; ....

(xx) Provision of a deposit for exploitation of stony material for crushing, for road; ....

(xxi) Pre-cracking services, if necessary, as stipulated in Schedule V - Consolidated Commercial Proposal...

7.1.3. Cleaning the area of the waste deposits, removal of soil for the soil deposits, construction of internal and surface drainage, preparation and installation of monitoring markers, piezometers and indicators of water level is a responsibility of CONTRACTING ENTITY;..................................

7.1.4. Orient CONTRACTOR on its internal standards and procedures necessary for sound performance of the Services, as stated in Schedule VI - CONTRACTING ENTITY'S Corporate Policies;.........................

7.1.5.Arrange for free access and transit in entry and exit of CONTRACTOR'S employees at the site of performing the services;............................

7.1.6. Perform integration training for employees and any subcontractors of CONTRACTOR;....................

7.1.7. Notify CONTRACTOR of any deviation of technical quality or ethical content of the Services that CONTRACTOR has caused, so as to make the necessary adjustments as soon as possible, within a timeframe to be set jointly between the Parties, case by case; .....

7.1.8. Furnish the information and data necessary for performance of the Services; ....

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7.1.9. Appoint a person who will act as its sole representative with CONTRACTOR and who is to centralize all contacts, exchange of information and other communications arising from performance of the Agreement (the "Contract Manager"); ....

7.1.10. CONTRACTING ENTITY is responsible for all and any direct losses (excluding interruption of profits) it may exclusively cause to CONTRACTOR or to third parties as a result of the operations and duties assumed herein, and shall communicate to CONTRACTOR up to 24 (twenty-four) hours [sic] of any occurrence of accidents or incidents occurring within its area of activities, answering for same, also for any action of civil and criminal liability arising therefrom. ....

7.1.11. Answer for obtaining the environmental licenses necessary for the undertaking, which fall to it, in the capacity of owner of the Mine. ....

7.1.12. Provide CONTRACTOR with a copy of the documentation pertinent to its environmental licensing.

7.1.13. Extend to CONTRACTOR'S employees, agents, attorneys-in-fact, subcontractors or service-providers, the urgent medical attention, outpatients and ambulance services; ....

7.1.14. Send monthly to CONTRACTOR a copy of the proofs of payment of the ISS withheld in the Invoices issued

as a result of the Services; ....

7.1.15. Send monthly to CONTRACTOR a copy of the proofs of payment of INSS withheld in the Invoices issued, related to CONTRACTOR'S manpower used in this provision of Services; ....

7.1.16. Food during the work day in CONTRACTING PARTY's restaurant/cafeteria of the to be supplied by the CONTRACTING PARTY and discounted in the monthly measurement of the CONTRACTOR, as per the amounts paid by the CONTRACTING PARTY to the food service provider under the terms of the respective agreement with the supplier. ....

7.1.17. Not submit the CONTRACTOR'S employees to humiliating treatment, although they may be submitted to daily "searches", especially in backpacks, bags, pockets, suitcases and automobiles. ....

7.1.18. CONTRACTOR'S employees, duly identified and wearing a badge, during working hours on the CONTRACTING ENTITY'S premises, may use the canteen existing at the CONTRACTING ENTITY, for their meal during each shift. The entry of CONTRACTOR'S employees will not be admitted at times outside their shift and in time off. ....

8. EIGHTH CLAUSE - OBLIGATIONS OF CONTRACTOR ....

8.1.The following constitute obligations and duties of

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CONTRACTOR, without prejudice to others set forth in this Instrument and its Schedules: ....

8.1.1. To execute the Services in a diligent and timely manner, observing in full the specifications contained in the Schedules to this Agreement, applicable technical standards and norms, ensuring their good quality, besides revising and/or redoing Services that are not in accordance with the technical specifications, after verification by CONTRACTING ENTITY, save for the case of exclusive blame of CONTRACTING ENTITY. ....

8.1.2. Comply strictly with the working schedules agreed upon with CONTRACTING ENTITY, in particular those appearing in Schedule II - Performance Schedule.

8.1.3. Provide, to its own account and risk, all skilled and experienced manpower, other elements, tools, instruments and inputs necessary for the perfect execution of the Services, arranging for the necessary mobilization and demobilization. ....

8.1.4. Provide a badge for identification of its employees who will be in transit on CONTRACTING ENTITY'S premises and facilities, ensuring that CONTRACTING ENTITY'S internal rules, as described in Schedule VI - CONTRACTING ENTITY'S Corporate Policies, shall be respected. ....

8.1.5. Answer for all obligations of a taxation, administrative, social security, labor and civil nature, arising from provision of the Services, keeping the pertinent documentation of proof at the disposal of CONTRACTING ENTITY. ....

8.1.6. Answer for the regular status of its personnel at professional associations and for the obligations arising from the employment agreements of its employees and/or any possible subcontractors, also for any defaults in the labor sphere; ....

8.1.7. Seek the exclusion of CONTRACTING ENTITY from any legal action it is involved in for an act or fact under the responsibility of CONTRACTOR as a result of the obligations and duties assumed herein, consequently assuming, whenever possible, its role of defendant. ...

8.1.8. Inform CONTRACTING ENTITY of any administrative and/or legal proceeding in which it may be involved as a result of this Agreement; CONTRACTOR shall make available to CONTRACTING ENTITY the information, evidence and/or witnesses for the corresponding defense. ....

8.1.9. Compensate CONTRACTING ENTITY for all and any sums the latter may be obliged to spend as a result of a non-appealable decision (rem judicatum), in the judicial sphere, rendered in the respective legal

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action (or administrative proceeding) by virtue of an act or fact under the responsibility of CONTRACTOR as a result of the obligations and duties assumed herein, while the amount due may be deducted from the Debit Note/Invoice following that from the period in which the proofs of payment of such expenses by CONTRACTING ENTITY are presented. ....

8.1.10. CONTRACTOR is responsible for all and any losses and/or damages it may cause to CONTRACTING ENTITY or to third parties as a result of the obligations and duties assumed herein, and shall communicate to CONTRACTING ENTITY within 24 (twenty-four hours) any occurrence of accidents or incidents, answering for same, this including any lawsuits of civil and criminal liability arising therefrom, provided the lato sensu fault (negligence) of CONTRACTOR or its agents is proven. ....

8.1.10.1. CONTRACTOR will answer towards CONTRACTING ENTITY only for direct damages that were caused though its fault (negligence), up to the total estimated amount of this Agreement, irrespective of the number of events, and will in no circumstances be liable towards CONTRACTING ENTITY for indirect losses and damages or interruption of profits, arising from performance of this Agreement. ....

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8.1.11. Furnish accommodation, offices, lockers, bathrooms, changing rooms, cafeteria, during working hours, and also transportation for its employees. CONTRACTOR must use the closest towns, such as Vila da Aurizona, Godofredo Viana (25 min.), Luis Domingues (60 min.) and/or Cândido Mendes (40 min.) for lodging its personnel. The cost of meals served in the Mine will be deducted from CONTRACTOR'S measurement. Outside working hours, meals shall be arranged for by CONTRACTOR, and their costs shall be its responsibility. One meal per shift for each employee of CONTRACTOR is included, while breakfast shall be provided by CONTRACTOR, including the cost, off the CONTRACTING ENTITY'S premises, if this is an option adopted by CONTRACTOR. .

8.1.12. Provide its employees with uniforms, and also all safety materials necessary for the performance of their activities, including specific PPE requested by CONTRACTING ENTITY, obliging and inspecting the use of such PPE. ....

8.1.13. Observe and see to compliance with the regulatory standards of workplace medicine, hygiene and safety, including those set forth in Ordinance No. 3.214/78 of the Ministry of Labor and Social Security, insofar as applicable. ....

8.1.14. Arrange for the replacement of any of its

employees whose conduct, duly proven, infringes CONTRACTING ENTITY'S internal standards or upon written request with a description of the reasons, granting it a term of 5 (five) business days for CONTRACTOR to complete such replacement. CONTRACTING ENTITY will restrict the entry of any of its employees, on all its premises, as of the time of the infringement, even if this has yet to be proven. ....

8.1.15. Take all necessary steps so that employees terminated by CONTRACTOR who rendered services at the Mine no longer enter CONTRACTING ENTITY'S premises, keeping it informed of all terminations. ....

8.1.16. Maintain at CONTRACTOR's premises or, if the applicable legislation so requires, at the site of the Services all the documentation indicated below, as well as additional documents, as required by applicable law:

a) One copy of the Agreement; ....

b) CONTRACTOR'S Company Bylaws and Corporate Taxpayer Identification Card; ....

c) Registration form of the employees and respective employment agreements; ....

d) Medical examinations on hiring, periodical, change of function, return to work and severance; ....

e) Timecards or other form of controlling the working schedule; ....

f) Receipts of payment of INSS and FGTS related to the personnel allocated, from the immediately-preceding month of accrual, with proper proof of bank settlement and their respective attachments - RE - GFIP (Payment Receipt of Severance Pay Fund and Information for Social Security), SEFIP (Company System for Payment of FGTS and Information for Social Security); ....

g) Documentation concerning the legal requirements as to workplace medicine, hygiene and safety; ....

h) Payroll corresponding to the employees allocated to performance of the Services; ....

i) Updated list of employees who are active at the Mine; and ....

j) Copy of the CAGED (General Registry of Employees and Unemployed). ....

8.1.17. Present, along with the Debit Note/Invoice, proof of payment of INSS and FGTS from the previous month for effective payment of the monthly compensation. ....

8.1.18. Maintain any Facilities that may be assigned by CONTRACTING ENTITY in a perfect state of conservation and hygiene, in accordance with the standards established. ....

8.1.19. Comply with the provisions of Law 9.711/98, as to the withholding of 11% of the gross amount of the

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Debit Note, invoice or receipt, by way of social security contribution. ....

8.1.20. Observe and comply with the provisions of the applicable legal and regulatory provisions concerning the withholding of taxes, including the ISS falling on the Services, also obeying the relevant municipal legislation. ....

8.1.21. Upon termination of the Services, if such is the case, fully vacate CONTRACTING ENTITY'S areas occupied for provision of the Services, within a period of 30 (thirty) days, effecting the necessary demolitions, disassembly, cleaning and suitable disposal of undesirable material. ....

8.1.22. CONTRACTOR hereby represents that it does not use, throughout its entire productive chain, directly or indirectly, slave labor, in degrading conditions, workers submitted or forced into illegal conditions of domain by the employer, work by minors under 16 (sixteen), except in the capacity of apprentice from 14 (fourteen) upwards, as set forth in article 7, sub-item XXXIII of the Federal Constitution, while also not allowing any type of discrimination as to freedom of association, on pain of termination of this Agreement, for all legal intents and purposes, with CONTRACTOR submitted, in the event of violation of the clause, to

compensating the losses and damages caused, payment of liquidated damages equivalent to [redacted] reais per infringement, and the penalties laid down in law. ....

8.1.22.1. CONTRACTING ENTITY may periodically require of CONTRACTOR that it prove, in a manner satisfactory to CONTRACTING ENTITY, proper compliance with the obligations mentioned above. ....

8.1.23. Observe the schedules for performance of the services set by mutual agreement between the Parties and only perform services in overtime with the express authorization of CONTRACTING ENTITY, through the [Contract Manager] or person responsible for safety. ..

8.1.23.1. The authorization addressed in this Clause shall be requested a minimum of 24 (twenty-four) hours in advance. ....

8.1.24. In the event of using a computer on the premises of CONTRACTING ENTITY, CONTRACTOR is expressly prohibited from using any type of software without due registry with the manufacturer, irrespective of its actual use, or not, in provision of the services in question, on pain of being denied access to the CONTRACTING ENTITY'S network and having to answer for any losses (direct damages) and delays incurred. ......

8.1.25. CONTRACTOR is responsible for its own reports

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and also for providing daily, weekly and monthly reports showing the movement of ore, waste and others. The statistics of equipment performance (such as, for instance, specific consumptions of fuels, tires and parts subject to wear-and-tear in periodicity to be agreed between the Parties for each report) and any other information that CONTRACTING ENTITY may require, in any file format (e.g. spreadsheets); ....

8.1.26. Follow strictly CONTRACTING ENTITY'S Solid Waste Management Plan, according to details and information appearing in Schedules I and VI, with CONTRACTOR shouldering the segregation, conditioning, storage, transportation and disposal of all solid wastes it generates, this also by means of its subcontractors. Arrange for the service of pumping sanitary wastes (liquids) and bear the respective cost. CONTRACTOR may use CONTRACTING ENTITY'S station for treatment of waste waters. ....

8.1.27. Operation of equipment must be performed by employees of CONTRACTOR, rigorously trained and qualified for this activity, skilled to ensure perfect and safe operation, under the direct accompaniment of shift foremen, an operations instructor, a mining supervisor and a contract manager; and with the support of the entire maintenance technical team, so as to

ensure the best mechanical availability and operational performance of the equipment, supervised by periodical visits from the CONTRACTOR'S representative. ....

8.1.28. CONTRACTOR shall provide all manpower necessary, and also tools, accessories, instruments, equipment (spare parts, tires, lubes, etc.) and/or machines to meet the demands of maintenance, both corrective and preventive, of all its equipment. ......

8.1.29. CONTRACTOR shall provide portable and fixed radios. All mining and supporting equipment shall have radios for communication. ....

8.1.30. CONTRACTOR will be responsible for the costs of local, long-distance and international calls, in using the CONTRACTING ENTITY'S VoIP system. ....

8.1.31. Arrange for risk evaluation before the performance of each service (present the "APR"), well planned for the assembly and disassembly of heavy parts and at high locations, complying with the safety standards of CONTRACTING ENTITY, appearing in Schedule VI – CONTRACTING ENTITY'S Corporate Policies. ....

8.1.32. Arrange for all conservation and cleaning of the site where services on heavy and light equipment will be performed, including signage for the area. All wastes generated by CONTRACTOR must follow the CONTRACTING ENTITY'S Solid Waste Management Plan

dls

through to their final destination, as stated in Schedule VI - CONTRACTING ENTITY'S Corporate Policies. Sanitary effluents will be transported by truck to the CONTRACTING ENTITY'S ETE (Effluent Treatment Station) located at the site. Disposal of hazardous solid wastes (class 1) is the responsibility of CONTRACTOR, and such wastes shall be removed, transported, treated and conditioned in accordance with the applicable standards of safety, health and the environment. Other wastes (class 2) may be destined to CONTRACTOR'S waste bins, upon prior notification. ....

8.1.33. Provide trucks for fuel supply and mobile lubrication of CONTRACTOR'S entire fleet involved in provision of the Services. ....

8.1.34. Provide a workplace safety team, in accordance with the current standards related to the quantity of persons in provision of the Services. ....

8.1.35. Audit and confirm the calculations of volume and topographical surveys of CONTRACTING ENTITY, agreement with the measurement shall be in writing, by agreement between the Parties on the volume, which will be considered for the payments by CONTRACTING ENTITY. .

8.1.36. Arrange for control of dust on the accesses and routes that it uses. ....

8.1.37. Provide emergency hospital support in the towns

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close to the Mine. ....

8.1.38. Provide all documentation necessary and meet the requirements so that CONTRACTING ENTITY can release the regular access of CONTRACTOR'S employees to the Mine. ....

8.1.39. CONTRACTOR is solely and exclusively responsible for provision and delivery of the Services based on the technical specifications made available by CONTRACTING ENTITY, as stated in the Second Clause and Schedule I, assuming full responsibility for technical quality. Any service that displays problems through the fault of CONTRACTOR shall be repaired or redone, including any services that may be performed by third parties subcontracted by CONTRACTOR. ....

8.1.40. Inform its employees of the possibility of their being submitted to "searches" of their objects of personal use (including bags, pockets, backpacks and suitcases), whenever they enter or leave CONTRACTING ENTITY'S facilities, as a form of preservation of CONTRACTING ENTITY'S property. Such searches shall always observe the limitations provided by applicable labor law, being CONTRACTING ENTITY liable for any occasional unappealable conviction as a result of such procedures. ....

8.1.41. CONTRACTOR is responsible for supplying and

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maintaining a system of dispatch, for the monitoring and operational management of maintenance of its fleet, besides monitoring achievement of the blend that will be defined according to the need of the shift, or a specific period, to be determined by CONTRACTING ENTITY...

8.1.42. Construction and conservation of all routes/accesses necessary for the perfect and safe progress of the service. ....

8.1.43. Provide all Personal Protection Equipment (PPE) inherent to performance of the activities, and also any specific PPE that CONTRACTING ENTITY may come to request, as long as in line with NR 6 or any other norm that substitutes it. ....

8.1.44.CONTRACTOR may use a mechanical workshop already existing. Any expansion of the workshop (if necessary) will be the responsibility of CONTRACTOR, as will be the cost of such expansion. CONTRACTING ENTITY will provide energy and water. CONTRACTOR will have to supply all infrastructure to operate the workshop, such as air compressors, hoses, lockers, shelves, platforms, forklifts, etc. Maintenance, improvements and cleaning the building will be CONTRACTOR'S responsibility. CONTRACTOR shall also supply all and any supporting infrastructure for operation and maintenance of its

equipment, such as a storehouse, mechanical workshop, location for changing tires, etc. All tools and equipment to operate this infrastructure will be CONTRACTOR'S responsibility. ....

8.1.45. One washer for heavy and light equipment exists at the site. This facility will be extracted at the end of year 1. After this, CONTRACTING ENTITY will build the base of a new facility and CONTRACTOR will supply all the equipment and parts to operate this Washer, such as hoses, jets of water, platforms, etc. Maintenance of the infrastructure, improvements and cleaning with be CONTRACTOR'S responsibility. ....

8.1.46. CONTRACTOR acknowledges that CONTRACTING ENTITY does not allow the use of mobile phones by workers who are not part of the administrative team (operational and maintenance personnel) on its premises and CONTRACTOR guarantees that its personnel will observe such rule. ....

8.1.47. CONTRACTOR shall supply a mobile crushing and sieving station, transportation of the material to the crusher, loading and transporting (considering an average transportation distance (DMT) of up to 2 km (two kilometers)) the material crushed, operation and maintenance of the crushing station. The mobile crushing station shall be powered by portable

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generators, supplied by CONTRACTOR. The material will be used to construct the access routes and roads, according to the instructions/drawings furnished by CONTRACTING ENTITY. CONTRACTOR is responsible for transporting fuel to the crushing station, and also for its supply. Additional needs shall be remunerated according to the unitary prices "Crushing of material utilizing the mobile crusher" as per CONTRACTOR's Commercial Proposal. ....

8.1.48. CONTRACTOR will provide maintenance on the access to CONTRACTING ENTITY'S workshop, stores and offices. ....

8.1.49. Every topographical location in the field for drilling and breakdown and its planning and performance are CONTRACTOR'S responsibility. ....

8.1.50. The plugging of holes must be done with crushed material and CONTRACTOR is responsible for its supply, and also transportation and application. ....

8.1.51. CONTRACTOR shall prepare the internal drainage for perfect performance of the mining (for day-to-day) and internal accesses to the pit, which drainage will be done with the blade of a leveler or bulldozer. .....

8.1.52. CONTRACTOR shall provide signage for all the routes and accesses under its responsibility, also supplying the material for signage. ....

8.1.53. CONTRACTOR shall provide works of topography for implantation, performance and accompaniment of the drilling, breakdown of waste and ore, marking mining fronts, mining plans, designs of waste deposits, accesses and other services inherent to the mining activities, following projects, mining plans and guidance from CONTRACTING ENTITY. ....

8.1.54. CONTRACTOR shall provide a team to work with the assembly and disassembly of pumps and pumping pipes, removal and placement of pumps and pumping piping to perform the breakdown or change of location due to other mining activities; following the Plan of Mining, Management of Surface Waters and guidance in the field from CONTRACTING ENTITY'S team, also minor preventive maintenances of the pump and routine day-to-day maintenance, such as welding, cutting and cleaning of equipment and accessories. ....

8.1.55. CONTRACTOR shall irrigate all the slopes where revegetation takes place on the Waste Deposits, as per the technical specification of each Waste Deposit. ....

8.1.56. CONTRACTOR shall have radios with technology to operate in both analog/digital signals. CONTRACTING ENTITY suggests the following models: (i) vehicle: Motorola DEM300 VHF and (ii) portable: Motorola DEP450 VHF. ....

8.1.57. CONTRACTOR shall provide loaders and trucks, as necessary, in the area of CONTRACTING ENTITY'S ore yard to supply the crusher with material from the ore piles, and also include in its fleet a loader to feed the crusher directly, in the ore yard in front of it, at a productivity of 400t/h with a total cycle of 2 min. ...

8.1.58. Without prejudice to the obligation to strictly observe all the applicable legislation, CONTRACTOR shall follow and obey all CONTRACTING ENTITY'S standards of occupational health, safety and the environment throughout the entire effective term of the Agreement, as detailed in Schedule VI. In the event of absence of any standard or law, CONTRACTOR shall use good management practices for the case. ....

8.1.59. CONTRACTOR must provide one workplace physician, part-time, with shifts of 3 (three) hours per day, at the minimum. ....

8.1.60. CONTRACTOR must furnish all the examinations on hiring, severance and periodical examinations for its employees. The medical examinations will be conducted in a town close by. ....

8.1.61. Wastes produced shall be managed and stored temporarily under CONTRACTOR'S responsibility, following the standards and procedures defined by CONTRACTING ENTITY and according to CONTRACTING

ENTITY'S Solid Waste Management Plan. Thus, they shall perform the segregation of all wastes generated and use the best forms for sending the material out of the area, that is, paying for collection and final disposal by specialist companies. ....

8.1.62. CONTRACTING ENTITY will require that CONTRACTOR fully dispose of the wastes generated, that is to say, there shall be two bins at the site with specific containers for each type of waste, besides providing suitable final disposal. ....

8.1.63. For ordinary wastes and food leftovers from meals and snacks, a sanitary landfill will be used, existing at the CONTRACTING ENTITY'S facilities. According to the CONTRACTING ENTITY'S Solid Waste Management Program (file "PGRS_MASA_REV_03.pdf"), recyclable and other wastes shall be sent to recycling companies at the location or in other municipalities. .

8.1.64. In terms of control, CONTRACTOR shall submit, monthly, a table with the quantities of wastes generated per class and duly signed by the person responsible, the transportation manifests and certificates of disposal to ensure that the companies receiving are licensed and qualified. ....

8.1.65. The sanitary facilities shall have a septic tank. Collections of sanitary effluents to the ETE

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shall be made by suction trucks of a company approved by CONTRACTING ENTITY, at CONTRACTOR'S expenses. ......

8.1.66. Even though the geotechnical monitoring of the waste deposits and the pit is CONTRACTING ENTITY'S responsibility, CONTRACTOR shall communicate immediately to CONTRACTING ENTITY any changes in the behavior of the embankments, slopes, floors, drainage and other locations, both at the waste deposits and pits, such as cracks, subsidence, holes, erosions and other events that will be informed subsequently. ......

8.1.67. The trucks that are used in the mining service must all be of a maximum operational width (from the outside edge of the rearview mirror on the left-hand side to outside edge of the rearview mirror on the right-hand side) of 5.7 meters at the maximum. If the trucks have an operational width in excess of this limit, and/or if CONTRACTING ENTITY requests their replacement, for whatsoever reason, this will be done at no cost to CONTRACTING ENTITY. If the alternative is widening the ramps, the entire cost of this extra mining of waste and other activities for widening the ramps will be deducted from CONTRACTOR'S measurements and will not be reimbursed at the end of the Agreement.

8.1.68. CONTRACTOR shall make its best efforts to have in its headcount as much as local manpower as

possible, from laborers to equipment operators, following the geographical order of hiring: Vila Aurizona, Godofredo Viana, Cândido Mendes, Luiz Domingues, other towns in the vicinity and Belém or São Luiz. [redacted] shall be destined by CONTRACTOR to training local manpower so as to be used in various functions, from laborers to equipment operators in its headcount, which shall be done from the start of the pre-production period, and throughout the validity of this Agreement. CONTRACTOR shall prove the specific training in qualification for performance of the function, and generic training inherent to any function, such as safety training, the environment, awareness campaigns, etc., will not be accepted. The sum indicated above for training and qualification of manpower must not be regarded as a limit for the effective term of this Agreement. ....

9. NINTH CLAUSE - NO LINKAGE ....

9.1. The Parties represent and acknowledge that entering into this Agreement does not imply the establishment of any link of a corporate or economic nature between the Parties, with CONTRACTOR representing that there is no employment linkage of any kind between CONTRACTING ENTITY and the personnel used,

directly or indirectly, by CONTRACTOR in provision of the Services, its partners and/or agents, with CONTRACTOR bearing full and exclusive responsibility for social security contributions, insurance and other labor and social charges linked to provision of the Services. ....

10. TENTH CLAUSE - ENVIRONMENT ....

10.1. If pertinent to provision of the Services, CONTRACTOR shall, at the end of performance, proceed to make good the areas where any worksites pipe shops were installed, storehouses, lodgings, sanitary facilities, etc., taking charge of the demolitions and suitable handling of the wastes generated. ....

10.2. CONTRACTOR shall obey all laws, standards and regulations related to the environment at Federal, State and Municipal level, applicable to this provision of services, issued by the competent government bodies, obtaining all licenses/permits required by the public environmental bodies falling to it for performance of the Services. ....

10.3. If CONTRACTOR should practice any acts that entail implications for the environment - without prejudice to measures it will be obliged to take at the competent public agencies, it shall communicate to CONTRACTING ENTITY, in writing and in detail, within 24

(twenty-four) hours, on pain of application of a fine provided for in this Agreement and termination of contract. ....

10.4. CONTRACTOR shall communicate to CONTRACTING ENTITY, within a maximum of 24 (twenty-four) hours, the existence of any administrative assessment, judicial proceeding, inquiry (civil or criminal), undertaking of adjustment of conduct, or any other Instrument of civil settlement that is related to the environmental legislation and to this Agreement. ....

11. ELEVENTH CLAUSE - SUBCONTRACTING ....

11.1. Any portion of the Services may only be the subject of subcontracting with the prior and express agreement of CONTRACTING ENTITY. ....

11.2. In any case of subcontracting, CONTRACTOR will remain liable to CONTRACTING ENTITY for performance, by the subcontractor, of the obligations assumed herein. .

11.3. In seeking subcontracting, CONTRACTOR shall submit to CONTRACTING ENTITY the documents necessary for an examination of the legal, economic and technical-professional situation of the intended subcontractor, besides a statement from the latter, reporting that it knows, accepts and undertakes to comply with and respect all the provisions of this Agreement applicable to provision of the Services, and

also (i) ensure that its subcontractors comply with the provisions of this Agreement and (ii) communicate immediately, in writing, to the Contract Manager any non-performance of any obligation of this Agreement by the subcontractor. ....

11.4. Subcontractors shall obey all the obligations imposed on CONTRACTOR herein, especially with regard for delivery of a copy of the registration form of their employees, also the monthly delivery of proofs of payments of FGTS and INSS related to the manpower used in this sub-undertaking. ....

12. TWELFTH CLAUSE - ACCOMPANIMENT OF THE SERVICES ....

12.1. CONTRACTING ENTITY may accompany performance of the services in relation to compliance with the Agreement and the suitability of the works executed. ..

12.2. CONTRACTING ENTITY will verify the progress of the works and may orient CONTRACTOR as to the alternatives existing for their execution, and in the event of Irregularities occurring, CONTRACTING ENTITY will instruct CONTRACTOR as to the adoption of standards and/or procedures suited to the Interests of CONTRACTING ENTITY and the terms agreed upon. ....

12.3. The accompaniment exercised by CONTRACTING ENTITY neither releases nor reduces the responsibilities assumed by CONTRACTOR herein, nor does it confer on

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CONTRACTOR'S employees subordination to CONTRACTING ENTITY. ....

13. THIRTEENTH CLAUSE – BREACH OF CONTRACT ....

13.1. In the event of proven breach, by either of the Parties, of any of the obligations set forth herein, the Parties undertake to make their best endeavors to overcome the default in question, with a view to maintaining a good relationship. ....

13.2. Upon proof of any breach of contract, the Party that performed its obligations may notify in writing the Party in default to have the default in question remedied, within the timeframe set in the notification, which may not be less than 5 (five) days. ....

13.3. If the Party in default should fail to remedy the default in the timeframe stated in Clause 13.2 above (including, although not limited to, delays in relation to the provisions of Schedule II - Performance Schedule and non-achievement of the parameters stated in Schedule VII - Performance Indicators), the Parties hereby agree that the Party in default will incur a [redacted] per day of delay, calculated on the amount of invoicing from the previous month, related to the Services, per infringement, without prejudice to the application of the penalties provided in Schedule

VII and to any other rights under this Contract, while the Party that performed its obligations may also terminate the Agreement in the event of application of a fine greater than 15 (fifteen) days, in the terms of Clause 15.3. ....

13.4. Any non-compensatory penal fines applied will be considered clear and certain debts, serving as minimum indemnification, as provided in the sole paragraph of art. 416 of the Civil Code, with CONTRACTING ENTITY authorized to deduct them from the payments due to CONTRACTOR, or CONTRACTOR authorized to add them to the Debit Notes/Invoices owed by CONTRACTING ENTITY, as provided for in contract, and to this end this Agreement serves as an out-of-court title to execution.

14. FOURTEENTH CLAUSE - WARRANTY OF THE SERVICES ......

14.1. CONTRACTOR warrants the quality of the services rendered and materials employed in their performance, in the following terms: ....

a) All the services rendered will be in strict conformance with all the technical specifications and criteria cited in the Schedules, and also the other stipulations of this Agreement; ....

b) The Services will be conformant with all laws, regulations, technical standards, licenses, determinations of the competent authorities and best

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practices, techniques or engineering applicable. ......

14.2. During the effective term of this Agreement, in the event of a proven fault or defect through the fault of CONTRACTOR and to the extent of such fault, of any goods or services addressed herein, materials, works or services, due to defects of materials or workmanship, visible or hidden, or, also, if such services should fail to conform to the technical specifications and requirements established in the Schedules, these shall be designed once again, repaired or replaced, as the case may be, by CONTRACTOR, at its exclusive cost. ....

14.3. All costs related to the repairs, replacement, removal of equipment and/or materials necessary, in the terms of Item 14.2, will be the sole responsibility of CONTRACTOR. In this case, CONTRACTING ENTITY will provide a design and other documents necessary and will make available to CONTRACTOR the areas necessary for the repairs, in the manner agreed on between the Parties. ....

14.4. As warranty for the faithful performance of its contractual obligations, CONTRACTOR will post a bond with CONTRACTING ENTITY, within 30 (thirty) days counting from the date of signature of the Agreement, [redacted]

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[redacted] ....

14.4.1. The warranty addressed in this Clause will be posted by CONTRACTOR by means of warranty insurance granted by an insurance company of recognized standing.

14.4.2. The warranty addressed in this Clause, not executed in the terms hereof, will be returned by CONTRACTING ENTITY within 30 (thirty) days counting from satisfactory conclusion of the Services by CONTRACTOR. The Annual Advance warranty insurance shall be returned until the end of the respective year. .....

14.4.3. The warranty referred to in this Clause may be posted by warranty insurance, valid until 90 (ninety) days after expiry of the term established in the Third Clause. The Annual Advance warranty insurance shall be valid until the end of the respective year. ....

14.4.4. CONTRACTOR may replace the warranty posted, with due regard for the provisions of this Clause, providing CONTRACTING ENTITY agrees in advance, in writing, and there is no interval between one warranty and the other. ....

15. FIFTEENTH CLAUSE - TERMINATION ....

15.1. Upon conclusion of the third year of performance

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of the Services of Part 2 of this Agreement, it may be terminated by CONTRACTING ENTITY, unilaterally and for no reason, prior to expiry of its effectiveness, at no cost, by written notice, a minimum of 90 (ninety) days in advance, upon the application of a penalty of [redacted] over the outstanding balance of the Contract's Estimated Price, as pre-liquidated damages, without any additional indemnification to CONTRACTOR, provided, however, CONTRACTOR's right to receive any credits already owed against CONTRACTING ENTITY prior to the referred termination. ....

15.1.1. If the agreement is terminated prior to conclusion of the third year of Part 2, the following rules apply by way of pre-liquidated damages, always calculating balances accumulated, considering the amounts estimated and unpaid, counting from the date of signature of the Agreement until the date of conclusion of the Services of Part 2, making use of the quantities estimated and unit prices of Schedule III ("Outstanding Balance"): ....

(a) Termination between signature of the Agreement and conclusion of the first year of Part 2, payment of a fine equivalent to [redacted] of the Outstanding Balance; ....

(ii) Termination between conclusion of the first and

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second years of performance of the Services of Part 2, payment of a fine equivalent to [redacted] of the Outstanding Balance; ....

(iii) Termination between conclusion of the second and third years of performance of the Services of Part 2, payment of a fine equivalent to [redacted] of the Outstanding Balance; ....

15.2. In the event of unjustified cancellation or termination of this Agreement, CONTRACTING ENTITY may express its interest in acquiring all the equipment purchased by CONTRACTOR for use in provision of the Services and which is actually being used at the time of stating this closing, with this option conditional on the prior written consent of CONTRACTOR, based on negotiation between the Parties as to the purchase amount..

15.3. This Agreement may be terminated for all legal intents and purposes, at the discretion of the innocent party, by simple written communication, a minimum of 10 days in advance, in any of the following cases: ....

15.3.1. Bankruptcy, protective bankruptcy, winding-up or judicial or out-of-court liquidation, applied for or ratified..

15.3.2. Non-performance of any clause of the Agreement, unless the Party in breach corrects its default within

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15 (fifteen) days from receipt of notification from the innocent Party. ....

15.3.3. When the fines applied reach [redacted] of the Estimated Price of the Agreement, or a situation of default lasts for more than 15 days. ....

15.3.4. Non-payment by CONTRACTOR, within the legal timeframe, of the compensation of its employees or contractors or any sums due to subcontractors or suppliers, also failure to pay any social charges and taxes related to the Services. ....

15.3.5. If CONTRACTOR should stop the SERVICES wholly or in part, without the prior and express consent of CONTRACTING ENTITY, in writing, for more than 7 (seven) days running or 36 (thirty six) alternate days, in each year, excluding cases of act of god or force majeure as provided in Clause Nineteen. ....

15.3.6. If by CONTRACTOR's fault there is an annual aggregate [redacted] in the total mining of ore and/or waste in relation to the amounts defined by CONTRACTING ENTITY in its mining plans, counting from the start of the period of pre-production. ....

15.3.7. Technical incapacity, negligence, imprudence, lack of skill or bad faith, proven on the part of CONTRACTOR. ....

15.3.8. If CONTRACTING ENTITY should delay payment of any monthly installments due to CONTRACTOR for more than [60] (sixty) days counting from the due date. ....

15.3.9. Non-compliance with the performance obligations set forth in Schedule VII in the annual accumulate, with no justification accepted by CONTRACTING ENTITY. .

15.4. In the event of termination for a reason imputable to CONTRACTOR, CONTRACTING ENTITY will execute the warranties provided for herein, and is entitled to the results of the Services already performed, and may conclude any perchance remaining by whatever means it deems most convenient. ....

15.5. If the Agreement is terminated for a reason imputable to CONTRACTING ENTITY, CONTRACTING ENTITY will return the warranties mentioned in Clause Fourteen, besides offsetting any credits and settling fines, also shouldering all expenses with demobilization (hereby pre-established according to the contractor's proposal - SCHEDULE V - Commercial Proposal), services already performed and other extra expenses, made as a result of such accelerated termination. ....

15.7. In the cases addressed in sub-items 15.3.1 through 15.3.9 above, CONTRACTING ENTITY may, if it does not exercise its right to terminate the Agreement,

and notwithstanding its right to apply fines, suspend payment of the outstanding invoices until CONTRACTOR performs in full the contractual condition breached, without such suspension entailing any addition of interest or fine. ....

15.8. Provided CONTRACTING ENTITY is up-to-date with payment of its obligations and duties set forth herein, it is agreed that CONTRACTOR will expressly waive the right to retention or occupation of any plots and sites of the Services that may be assigned, and also documents belonging to CONTRACTING ENTITY, as from the communication of termination, even if it deems the reason invoked for the termination insufficient. ....

15.9. The parties hereby agree that suspension of the Services for a period equal to or greater than 120 (one hundred and twenty) days, as a result of an act of God or force majeure, as provided for in item 19.1 below will allow, at the discretion of any of the Parties by notification to the other Party, the immediate termination of this Agreement, in which case CONTRACTOR will receive, exclusively, (i) outstanding sums of payment, corresponding to the portion of the SERVICES already performed up to the date of the start of suspension and which are actually accepted in the terms hereof, and (ii) compensation of the costs of

demobilization and of the discount offered to CONTRACTING PARTY for the execution of Part 1, hereby pre-established as per contractor's proposal, SCHEDULE V - Consolidated Commercial Proposal. ....

16. SIXTEENTH CLAUSE - MANAGEMENT OF THE AGREEMENT / NOTIFICATIONS ....

16.1. The Contract Manager who will accompany performance of the services and compliance with the Clauses and items of this Agreement, acting as appointed representative for each one of the Parties to represent them for the proper purposes addressed herein will be: ....

(i) for CONTRACTING ENTITY: ....

Name: Gustavo Fontes Lopes; Post: Mining Manager; E-mail: gustavo.lopes@aurizona.com ....

(ii) for CONTRACTOR: ....

Name: José Mauricio Dias Vale; Post: Construction Director; E-mail: jose.mauricio@uem.com.br ....

16.2. All correspondence made between the Parties may be sent by e-mail, and any change to the persons responsible above shall be communicated in advance by the Parties. ....

17. SEVENTEENTH CLAUSE - SECRECY ....

17.1. CONTRACTOR undertakes, for a period of 10 (ten) years, to keep under secrecy all confidential data or

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information that is transmitted to it or to which it has access by virtue of performance of the contractual purpose, with due regard for the case described in Clause 17.1.2. ....

17.1.1. Confidential information or data are considered those stored to which CONTRACTOR has access, and also those transmitted verbally, in writing or electronically, by virtue of performance of this Agreement, irrespective of express mention of their confidentiality. ....

17.1.2. The timeframe stated in item 17.1 does not apply to information and data related to trade secrets (know-how, trade secrets), business strategy and everything that represents a commercial differential for CONTRACTING ENTITY, which shall be kept under secrecy by CONTRACTOR for an indeterminate period, save for express authorization from CONTRACTING ENTITY. ....

17.1.3. CONTRACTOR, for purposes of secrecy, makes the undertaking for its officers, employees, agents under whatsoever heading, successors and commission agents. .

17.1.4. Any information obtained by CONTRACTOR during contractual performance on the premises of CONTRACTING ENTITY or originating therefrom, that have no direct relation with the subject of this Agreement, shall be kept in secret in the terms and timeframes of this

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Clause. ....

17.2. Non-performance by CONTRACTOR of the secrecy obligation, revealing confidential information and data, or easing its revelation, will entail: ....

a) termination of contract, if the Agreement is in force; ....

b) in any event, liability for losses and damages; ....

c) adoption of legal measures and appropriate sanctions by force of Law No. 9.279/96 (Industrial Property Law) and applicable legislation; ....

d) application of a compensatory fine in the amount of [redacted] of the contractual amount, irrespective of the indemnity addressed in sub-item b) of this item 17.2, if the Agreement is in force. ......

17.3. Only the following hypotheses configure an exception to the secrecy obligation: ....

a) Information proven to be known prior to the negotiations for contracting; ....

b) Prior and express consent from the owner of the information, by authorization CONTRACTING ENTITY [sic], as to release from the obligation of secrecy and confidentiality; ....

c) Information proven to be known from another source, legally and legitimately, irrespective of this Agreement; ....

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d) judicial and/or administrative determination for knowledge of the information, provided this is notified immediately to the respective owner, prior to release, and with court secrecy requested in the judicial and/or administrative handling. ....

17.4. All disclosures of any information or data related to this agreement will require prior authorization from CONTRACTING ENTITY, save for the mere news of its existence. ....

18. EIGHTEENTH CLAUSE - NOVATION ....

18.1. It is expressly and irrevocably established that abstention from exercise, by the Parties, of any rights or faculties assured to them by this Agreement, or tolerance with delays in performance of the obligations, will not characterize novation or affect those rights or faculties, which may be exercised at any time, nor will it change the terms agreed on in this Agreement and its schedules. ....

19. NINETEENTH CLAUSE - ACTS OF GOD AND FORCE MAJEURE .

19.1. If either of the Parties should be temporarily impeded from performing its obligations, wholly or in part, as a result of an act of God or force majeure, in the terms of the sole paragraph of article 393 of the Brazilian Civil Code, it shall communicate the fact immediately to the other Party and ratify the

communication in writing within 10 (ten) days, informing the harmful effects of the event. ....

19.2. Upon identification of the occurrence of an act of God or force majeure, as long as the event lasts, the obligations that the Parties are impeded from performing will be suspended, undertaking to resume them as soon as the event in question ceases. ....

19.3. The following will not be considered acts of God or force majeure: (i) stoppages promoted by employees of the Parties, arising from strikes and/or demonstrations under responsibility of the Parties; (ii) financial inability of any Party to perform its obligations under the Contract; (iii) exchange rate variations or variations in costs; (iv) unavailability of materials or man power; (iv) weather conditions that are not different to the average conditions over the past 15 years. ....

19.4. In the event of suspension of activities, the Parties may, by mutual agreement, this also as to costs, agree on demobilization of the services and maintaining a minimum personnel during the period of the act of God or force majeure. ....

20. TWENTIETH CLAUSE – INSURANCE ....

20.1. The Insurances to be provided by each Party, along with the respective conditions, are provided in

Schedule VII – Insurances, which shall be observed by each Party throughout the validity of this Agreement. .

20.1.1. CONTRACTOR represents that the prices provided in Schedule II have taken into consideration its obligations in relation to insurances and that it has considered the provisions of Schedule VIII in its Commercial Proposal (Schedule V). ....

21. TWENTY-FIRST CLAUSE – GENERAL PROVISIONS ....

21.1. If, for performance of the Services, it is necessary to use materials for application and consumption, these will be supplied by CONTRACTOR, with the exception of fuel, as defined in Clause 7.1.2, which will be CONTRACTING ENTITY'S responsibility. ....

21.2. The Parties represent that the Agreement is being entered into by their free and spontaneous will and that they propose to maintain throughout performance of the Agreement the same spirit of good faith employed for its signature. ....

21.3. This Agreement binds the Parties and successors under whatsoever heading. ....

21.4. Any amendment to this Agreement (including, although not limited to, additional services, changes of timeframe, etc.) will only take place though an Addendum, duly signed by the Parties. ....

21.4.1. Any requests by CONTRACTING ENTITY for

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inclusion of new services (not originally foreseen) into the scope of this Agreement and/or variation of quantities shall have their respective prices based on the price items of SCHEDULE III. ....

21.5. CONTRACTOR expressly acknowledges that it may not, neither itself nor its directors, employees or agents, sign any document or assume any obligations on behalf of CONTRACTING ENTITY, except when expressly authorized by the latter and in the strict limits of such authorization. ....

21.6. CONTRACTOR, for itself, its agents, employees and any subcontractors, may not use names, trademarks, distinctive colors and signs, or any other means of identification of CONTRACTING ENTITY and its products and services, except with express authorization. ......

21.7. The Parties expressly represent their knowledge of, and undertake to respect, the Brazilian and United States laws related to anticorruption practices, or in English FCPA (Foreign Corrupt Practices Act), undertaking not to accept or offer advantages for themselves or others, involving public bodies or private entities, which results in acts considered corrupt, illegal or unethical. ....

21.8. This Agreement may not be assigned or transferred by the Parties, wholly or in part, without the prior

and express consent of the other Party, by a simple request from same to CONTRACTOR and formalization of an addendum. ....

21.9. CONTRACTOR acknowledges and expressly represents that all and any investments made or that may come to be made for the complete performance of this Agreement or any standards or requirements of CONTRACTING ENTITY are to its account and risk. ....

21.10. It is agreed on between the Parties that there is no exclusivity in the provision of services addressed herein, nor any obligation on the part of CONTRACTING ENTITY to contract services of this kind exclusively with CONTRACTOR, with due regard for the quantities, prices and timeframes set forth herein and the respective margins of tolerance. ....

21.11. Neither of the Parties may, in breach of the applicable legislation, directly or indirectly, make any offer, payment, promise of payment or authorization for payment of any sum, or offer, present, promise to give or authorize giving anything to any public servant, any political party or employee thereof, any candidate for political office or person directly or indirectly linked to them. ....

21.12. There are no implicit obligations in this Agreement and this instrument, together with its

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Schedules, constitutes the entire understanding between the Parties, superseding prior understandings and agreements related to the subject of this Agreement. ..

21.12.1. CONTRACTOR represents that it has reviewed and is aware of all technical aspects stated in this Agreement, in particular the files expressly mentioned in the Second Clause and in Schedules I, IV and VI. ...

21.13. If one or more provisions of this Agreement should be considered null or invalid, the other provisions will not be affected, continuing in full force...

22. TWENTY-SECOND CLAUSE - PERFORMANCE INDICES ....

22.1. The performance indices described in Schedule VII - Performance Indicators are part of this Agreement and their non-achievement may entail, at the discretion of CONTRACTING ENTITY, the application of fines addressed in Schedule VII and/or the justified termination of this Agreement by CONTRACTING ENTITY, pursuant to Clause 15.3.9.......................................

23. TWENTY-THIRD CLAUSE - APPLICABLE LEGISLATION, DISPUTE RESOLUTION AND LEGAL VENUE ....

23.1. If there should arise any controversy, dispute, issue, doubt or divergence of any kind, directly or indirectly arising from or related to this Agreement ("Conflict"), involving either of the Parties, the

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Parties will make their best endeavors to resolve the Conflict amicably and objectively. To this end, either one of the Parties may notify the other of its wish to set in motion the procedure contemplated by this Clause 23, following which the Parties shall meet to try to resolve such Conflict by means of amicable and good faith discussions ("Notification of Conflict"). Unless otherwise established herein, if the Parties do not find a solution within a period of 30 (thirty) days after delivery of the Notification of Conflict from one Party to the other, then the Conflict will be resolved by means of arbitration, to be conducted before and administrated by the Center of Arbitration and Mediation of the Brazil-Canada Chamber of Commerce ("CCBC")..

23.2. If, within the period of 30 (thirty) days following delivery of the Notification of Conflict, either of the Parties considers remote the possibility of obtaining an amicable solution, it may send to the other Party a notification closing the negotiations ("Notification Closing the Negotiations"). The Conflict will be then resolved by means of arbitration before the CCBC..

23.3. The arbitration will be held according to the procedural rules of the CCBC in force at the time of

filing the request for arbitration ("Arbitration Regulations"), as stated in Law No. 9.307/96, as amended ("Arbitration Law"), and as stipulated below in this Agreement. ....

23.4. Arbitration will fall to an arbitral tribunal consisting of 3 (three) arbitrators ("Arbitral Tribunal"). Each Party will indicate 1 (one) arbitrator. If there is more than 1 (one) claimant, they will all Indicate by mutual agreement 1 (one) sole arbitrator; if there is more than 1 (one) claimee, they will all indicate by mutual agreement 1 (one) sole arbitrator. The third arbitrator, who will chair the Arbitral Tribunal, will be chosen by mutual agreement by the arbitrators indicated by the Parties within a timeframe to be set by the CCBC. ....

23.5. Any omissions, disputes, doubts and faults in relation to indicating the arbitrators by the Parties or the choice of the third arbitrator will be settled by the CCBC, according to the Arbitration Regulations.

23.6. The seat of arbitration will be the city of São Paulo, State of São Paulo, while the Arbitration Tribunal may, with justification, designate taking steps at other locations. ....

23.7. The arbitration will be held in Portuguese. .....

23.8. The arbitration will be by law, applying the

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principles of the legal system of the Federative Republic of Brazil, with the use of equity forbidden. The arbitration will be secret and conducted in a confidential manner. ....

23.9. The Arbitral Tribunal will allocate between the Parties, according to the criteria of defeated party, reasonability and proportionality, the payment and reimbursement (i) of the fees and other amounts due, paid or reimbursed to the Chamber, (ii) of the fees and other amounts due, paid or reimbursed to the arbitrators, (iii) of the fees and other amounts due, paid or reimbursed to the experts, translators, interpreters, stenographers and other auxiliary staff that may be designated by the Arbitral Tribunal, (iv) of the attorneys' fees to be borne by the defeated party set by the Arbitral Tribunal and (v) any indemnity for malicious use of process. ....

23.10. The Arbitral Tribunal will not determine either of the Parties to pay or reimburse (i) contractual fees or any other amount due, paid or reimbursed by the opposing party to its respective counsel, technical assistants, translators, interpreters and other auxiliary staff and (ii) any other amount due, paid or reimbursed by the opposing party in relation to the arbitration, such as expenses with photocopies,

authentication and travel. ....

23.11. The arbitration decisions will be considered final and definitive by the Parties and their successors under whatsoever heading, and no appeal against them will be fitting, save for requests for correction and clarification addressed in article 30 of the Arbitration Law. The Arbitration Tribunal is authorized to render partial awards should it deem this necessary. ....

23.12. Before instituting the Arbitration Tribunal, the Parties may apply to the Judiciary Branch for urgent injunctive relief, while it is certain that any application to the Judiciary Branch for urgent relief will not affect the existence, validity and efficacy of the arbitration agreement, nor represent a waiver in relation to the need to submit the Conflict to arbitration. After installation of the Arbitration Tribunal, applications for urgent relief shall be addressed to the Arbitration Tribunal, which may make use of article 22, 4th paragraph, of the Arbitration Law. The Arbitral Tribunal may maintain, modify or revoke urgent relief previously requested of the Judiciary Branch. ....

23.13. For (i) application for urgent relief prior to installation of the Arbitral Tribunal, (ii) execution

of the arbitration decisions, (iii) any action of annulment on the grounds of article 32 of the Arbitration Law, and (iv) conflicts which by force of Brazilian legislation may not be submitted to arbitration, the central curt of the Circuit of São Luis, State of Maranhão, is elected, if related to performance of the services addressed herein, waiving all others, howsoever special or privileged they may be...

23.14. The arbitral award will be definitive, non-appealable (with the exception of article 30 of Law 9.307/96) and will fully bind the litigant PARTIES and their successors, and shall be immediately complied with by the Parties in all its terms. ....

In witness whereof, fairly contracted, the Parties execute this Agreement in 02 (two) counterparts of like tenor, in the presence of the witnesses below. ....

Godofredo Viana, MA, 21/02/2018 ....

FOR CONTRACTING ENTITY: ....

[signed] Name: Cesar Torresini; Title: Operating VP, Mineraçâo Aurizona ....

FOR CONTRACTOR: ....

[signed] Name: U&M Mineração e Construção S/A, Fernando Alves de Mendonça; Title: Chief Operating Officer .....

[signed] Name: Carolina Carvalho Zacharias, Individual

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Taxpayer ID 036.597.096-07 ....

Witnesses: ....

[signed] Name: Fernanda Raquel dos S. Monteiro, Individual Taxpayer ID: 069.373.177-00 ....

[signed] Name: Hudson Menon Moreira, Individual Taxpayer ID: 106.077.046-67 ....

[certification of the signatures of Fernando Alves de Mendonça, Carolina Carvalho Zacharias] ....

[on the reverse, certification of the signature of Cesar Torresini] ....

THIS WAS THE full text of said document, the true translation of which I hereby CERTIFY and ATTEST. .....

Rio de Janeiro, March 6, 2018. Fee: R$ 4.105.00 - 07 business days. ....

Dayse P. A. Boechat

REDACTED ITEMS IN THIS DOCUMENT HAVE BEEN OMITTED DUE TO CONFIDENTIALITY.